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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K	☐ Form 11-K	☐ Form N-SAR

☐ Form 20-F	☐ Form 10-Q

For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Virbac Corporation.

Full Name of Registrant

Former Name if Applicable

3200 Meacham Boulevard

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76137

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

See Exhibit A attached hereto.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jean M. Nelson	817	831-5030

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required the under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2003, March 31, 2004, June 30, 2004 and September 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, the Company is not in a position at this time to provide reasonable estimates of any anticipated significant changes in results of operations from the year ended December 31, 2003 to the year ended December 31, 2004.

Virbac Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ Jean M. Nelson

Jean M. Nelson Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).

EXHIBIT A
To
Form 12b-25

PART III

      Virbac Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 10-K”), despite its best efforts, could not be filed within the prescribed time period because information required for completion and filing is not yet available due to the restatement of its previously released financial statements for the fiscal years ended December 31, 2001 and 2002, as well as its previously released financial statements for the quarters ended March 31, 2003 and June 30, 2003 (the “Restatement”) and various adjustments in the Company’s financial statements for 1998 through 2003 to be effected in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “2003 10-K”), which has not been completed. The Company has and will continue to dedicate significant resources to the completion of the Restatement and the 2003 10-K.

      The Company expects that it will file the 2004 10-K by August 15, 2005. The Company’s expectation as to timing of filing the 2004 10-K is subject to change due to limitations including material weaknesses in the Company’s internal control over financial reporting and the review or audit of the Company’s financial statements by the Company’s external auditor.